ALLOY, INC.

151 WEST 26TH STREET, 11TH FLOOR

NEW YORK, NEW YORK 10001

November 18, 2005

VIA EDGAR AND FAX DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew J. Benson, Esq.

Re:	Alloy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 17, 2005
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 4, 2005
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 15, 2005
File No. 0-26023

Ladies and Gentlemen:

With respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 0-26023), the undersigned hereby acknowledges, on behalf of Alloy, Inc. (the “Company”), that it is the view of the Securities and Exchange Commission (the “Commission”) that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Wendy B. Silverman, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3078 with any questions.

Very truly yours,

/s/ Matthew C. Diamond
Matthew C. Diamond Chairman of the Board and Chief Executive Officer

cc:	Securities and Exchange Commission
David Mittelman, Legal Branch Chief
H. Christopher Owings, Assistant Director

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates, Esq.